H.B. Fuller Company
1200 Willow Lake Boulevard	Correspondence to:
St. Paul, Minnesota 55110-5101	P.O Box 64683
Phone 651-236-5900	St. Paul, MN 55164-0683
FAX 651-236-5800

February 15, 2007

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Attention:	John Hartz

Senior Assistant Chief Accountant

Re:	File No. 1-9225

Dear Mr. Hartz:

This letter will confirm the agreement of H.B. Fuller Company (the “Company”) regarding the SEC’s review of the operating segment information in the Company’s filings. During the course of telephone conferences with the SEC Staff that occurred on January 25, 2007, January 31, 2007, February 9, 2007 and February 12, 2007, management of the Company explained why the Company has two operating segments. In response to comments from the SEC Staff, the Company agreed to expand the Management Discussion and Analysis section of its future filings in order to more completely describe how the businesses of the Company are viewed and operated by management. This enhanced form of MD&A will be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 2, 2006 (the “2006 Form 10-K”). The Company agrees that in future filings with the SEC it will continue to describe its operating segments and the way the company views and manages its businesses, in the manner described in the 2006 Form 10-K so long as the company continues to manage its businesses in this manner.

Very truly yours,

/s/ Timothy J. Keenan
Timothy J. Keenan
Vice President, General Counsel and
Corporate Secretary

cc:	Ms. Tracy Hauser, Securities and Exchange Commission

Ms. Jeanne Baker, Securities and Exchange Commission

Mr. Jeff Haan, KPMG LLP

Mr. Michele Volpi, President and Chief Executive Officer

Mr. James C. McCreary, Vice President and Controller

Mr. John A. Feenan, Senior Vice President and Chief Financial Officer